UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Lane Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Presidential Boulevard
(No. and Street)

Bala Cynwyd	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frederick Shaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Lane Securities, LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27 day of April 2018.

Signature

Chief Compliance Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANDREA GORE, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires July 15, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hamilton Lane Securities LLC

Report on Audit of Financial Statements
and Supplementary Information

For the year ended March 31, 2018

CONFIDENTIAL

Contents
For the year ended March 31, 2018

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hamilton Lane Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Lane Securities LLC (the "Company"), as of March 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, contained in schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

April 27, 2018

Hamilton Lane Securities LLC
Statement of Financial Condition
March 31, 2018

Assets

Assets:		
Cash	$	418,294
Prepaid expenses		22,566
Total Assets	$	440,860

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	25,202
Member's Equity		415,658
Total Liabilities and Member's Equity	$	440,860

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities LLC
Statement of Operations
For the year ended March 31, 2018

Revenue:	
Private placement fees	$ 270,000
Operating Expenses:	
Administrative fees	18,000
Professional fees	54,382
Regulatory fees	28,826
Dues and subscriptions	11,099
Other expenses	410
Total Operating Expenses	112,717
Net Income	$ 157,283

Hamilton Lane Securities LLC

Statement of Changes in Member's Equity
For the year ended March 31, 2018

Balance, April 1, 2017	$	258,375
Net Income		157,283
Balance, March 31, 2018	$	415,658

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities LLC
Statement of Cash Flows
For the year ended March 31, 2018

Cash Flows from Operating Activities:		
Net income	$	157,283
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses		161
Increase in accounts payable and accrued expenses		1,575
Net Cash Provided by Operating Activities		159,019
Net Increase in Cash		159,019
Cash - Beginning of year		259,275
Cash - End of year	$	418,294

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Hamilton Lane Securities LLC (the "Company") is incorporated in the state of Delaware and is located in Bala Cynwyd, Pennsylvania. The Comany is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Hamilton Lane Advisors, L.L.C. ("HLA") and exclusively provides private placements of securities to its affiliated entities. The Company received approval from the regulatory authorities in March 2016.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition
Private placement revenue and related expenses are recorded on an accrual basis in accordance with the terms of the private placement agreement with HLA.

d) Income Taxes
The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements. The Company commenced operations in 2016 and, therefore, the Company believes all of its returns are still subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Statement of Operations for the year ended March 31, 2018.

e) Use of Estimates
The preparation of financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions
The Company has a selling agreement with HLA whereby the Company provides private placement services in exchange for a fee. For the year ending March 31, 2018, the fees earned from HLA are included on the Statement of Operations as private placement fees and comprise the entire balance. The Company also has a shared services agreement with HLA whereby HLA provides office space and overhead for a monthly fee. For the year ending March 31, 2018 the fees paid to HLA for office space and overhead are included in administrative fees on the Statement of Operations, and comprise the entire balance.

There were no amounts due to or from related parties for the year ended March 31, 2018.

4. Significant Customer
100% of gross revenues were derived from one customer, an affiliate.

5. Expense Sharing Agreement
The Company has an Expense Sharing Agreement with HLA whereby wages and assoicated employment costs are paid by HLA and are not pushed down. These costs are maintained on a schedule and are only disclosed, as the allocation of these costs would be offset by contributed capital, which would not impact the firm's ability to maintain regulatory compliance. The total of these costs for the year ended March 31, 2018 was $437,497.

6. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company had net capital of $393,092, which was $388,092 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 6%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). Also, in April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers Identifying Performance Obligations and Licensing, and in May 2016 the FASB issued ASU 2016-12, Revenue Recognition – New Scope Improvements and Practical Expedients. These standards are effective for interim and annual periods beginning after December 15, 2017, and may be adopted earlier. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. Management has determined that adoption of the standards will have minimal impact on the Company's financial statements.

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed a preliminary assessment of ASU 2016-02 and has begun formulating an implementation plan. If the current lease (see Note 4.) is renewed (or another similar lease initiated) when the ASU becomes effective, the Company will generally be able to categorize its lease obligations under the Administrative Services Agreement as real estate leases (for office space). Recording real estate leases under ASU 2016-02 is expected to create a category of "right-to-use" assets on the balance sheet of the Company to record the value of the leased office space in an amount equal to the net present value of future lease payments due, offset by a liability representing the total amounts due for the current value of future lease obligations. The Company is currently evaluating the impact the standards will have on the Company's financial statements and determining the transition method, including the period of adoption that it will apply.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Member's Equity	$	415,658
Less non-allowable assets, prepaid expenses		22,566
Net Capital	$	393,092
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in Excess of Minimum Requirements	$	388,092
Percentage of Aggregate Indebtedness to Net Capital		6%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hamilton Lane Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Hamilton Lane Securities LLC (the "Company") stated the Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

April 27, 2018

Hamilton Lane Securities LLC
Rule 15c3-3 Exemption Report
For the year ended March 31, 2018

HAMILTON LANE SECURITIES, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

The Company may file an exemption report because the Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

HAMILTON LANE SECURITIES, LLC

I, Frederick Shaw swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CCO

Date: 4/27/18